Exhibit 21

DISH NETWORK CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of December 31, 2020

Subsidiary	State or Country of Incorporation	% of Ownership		Name Doing Business As
DISH Orbital Corporation	Colorado	100%		DOC
DISH DBS Corporation	Colorado	100%		DDBS
DISH Network L.L.C.	Colorado	100%	(1)	DNLLC
DISH Operating L.L.C.	Colorado	100%	(1)	SATCO
Echosphere L.L.C.	Colorado	100%	(1)	Echosphere
Dish Network Service L.L.C.	Colorado	100%	(1)	DNSLLC
DISH Wireless Holding L.L.C.	Colorado	100%		DISH Wireless
DISH Wireless L.L.C.	Colorado	100%	(2)	DISH Wireless
EchoStar Broadcasting Corporation	Colorado	100%	(1)	EBC
DISH Technologies L.L.C.	Colorado	100%	(1)	DTLLC
Sling TV Holding L.L.C.	Colorado	100%	(1)	Sling TV

(1)	This is a subsidiary of DISH DBS Corporation
(2)	This is a subsidiary of DISH Wireless Holding L.L.C.